Exhibit 99-1

[MMI Investments, L.P. Letterhead]

December 20, 2010

The Board of Directors
c/o William S. Jacobs, Secretary
EMS Technologies, Inc.
660 Engineering Drive
Norcross, Georgia 30092

Dear Members of the Board,

During the four weeks since our meeting with Chairman Mowell, Director Bolton and members of senior management, we have spent considerable time and effort reviewing our analysis of EMS Technologies, Inc. (“EMS”).  We have reaffirmed our conclusion that despite EMS’ subscale and disjointed operations and its poor financial and stock price performance over the long-term, it remains a highly valuable franchise with assets that should be monetized through a sale of the company at a value substantially higher than its present stock price.  We have furthermore reconfirmed our conclusion that such an outcome could be achieved with considerably less risk than management’s operating plan, which even if successful could take several years to fully implement and still not generate a higher nominal value.

We have also reflected on Chairman Mowell’s and Director Bolton’s resolute confidence in EMS’ historical execution and future strategy.  We believe an accurate appraisal of EMS’ track record and proper risk assessment of its outlook is wholly incompatible with this version of the past and vision of the future.

We could not have demonstrated this disconnect any clearer than was done by Chairman Mowell’s own letter to us of November 8th, and management’s recently released presentation to stockholders.  We believe it is disingenuous to boast of the stock’s performance since the day you had to replace your CEO because the company had just lost its largest contract, reported disastrous earnings and lowered its full-year EPS forecast by 35%, causing the stock price to plummet by 40% from the month prior.  I can assure you your stockholders know all too well that 40% up after 40% down means you’ve still lost value.

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Long-term performance matters to investors.  Allow us to cite other stock price return statistics that we believe more accurately illustrate the long-term trend in EMS’ performance:

-7%	EMS’ stock return in the last 15 months (from prior to the disclosure of 3Q09 earnings, reduced guidance and the loss of the B2 contract);
-32%	EMS’ stock return for the last two years;
-39%	EMS’ stock return for the last three years;
-6%	EMS’ stock return for the last four years;
+5%	EMS’ stock return for the last five years;
-21%	EMS’ average underperformance relative to the S&P 500 over these time periods; and
-37%	EMS’ average underperformance relative to the Russell 2000 over these time periods.

This record is consistently poor, and I note it merely covers the last five years of the Board’s eight year average tenure, Chairman Mowell’s ten years as Chairman and his 27 years as a director.  Still, the Board’s position, as we understand from the new investor presentation, is that investors should trust management and the Board to create stockholder value by executing a “stay-the-course” strategy.  This is despite the fact that investors who have trusted EMS with their capital have been punished consistently over many years, and that EMS continues to be highly undervalued relative to its peers and precedent transactions despite the new strategies and products described in the investor presentation.

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Instead of staying-the-course and expecting a different result, EMS should explore a sale of the company – an effort that according to the investor presentation “would deprive EMS shareholders of significant future value.”  If the strategies you have implemented and products you have developed are indeed so valuable, a competitive sale process to knowledgeable potential acquirors would in our view be virtually certain to monetize them in a way the public markets have not over so many years.  Moreover, we believe such an outcome could be achieved promptly and generate significantly higher value without the time and operational risk of maintaining the status quo (not to mention the risks of a declining US defense budget).  On a risk-adjusted basis, considering EMS’ track record, we believe there is no comparison.

Importantly, an EMS strategic alternatives review process at this time would also benefit from a robust mergers and acquisitions market – a window of opportunity that is unlikely to remain open forever.  This highly conducive environment coupled with EMS’ attractive, undervalued assets provide the Board with an excellent opportunity to achieve an optimal outcome for stockholders.  We strongly urge the Board to seize it.  As always, we remain available to you for further discussion of these issues.

Sincerely,
/s/ CLAY B. LIFFLANDER
Clay B. Lifflander

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